RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 OCT 16 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06017568

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

7th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated October 7, 2006 accompanied with disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Copy of the said letter is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 10/18

Exemption File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

October 7, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051.
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from AAA Communication Private Limited.

AAA Communication Private Limited vide its letter dated 4th October, 2006 has informed the Company, that its shareholding in the Company has increased to 59,52,89,152 Equity Shares and in Bhavan Mercantile Private Limited to 44,42,21,662 Equity Shares due to allotment of 55,63,29,165 Equity shares of Rs. 5 each to AAA Communications Private Limited and 26,51,55,403 Equity shares of Rs. 5 each to Bhavan Mercantile Private Limited (total 82,14,84,568 equity shares of Rs. 5 each) by the Company in terms of the Scheme of Amalgamation and Arrangement, as sanctioned by the High Court of Gujarat at Ahmedabad vide order dated 18th July 2006 and the High Court of Judicature at Bombay vide order dated 21st July 2006.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE COMMUNICATIONS LIMITED**

Hasit Shukla
Company Secretary

Reliance Communications Limited

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6)

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Communication Private Limited Reliance Energy Centre, Santa Cruz (East) Mumbai 400 055	3,89,59,987	55,63,29,165 (27.21%)	Receipt of Allotment Advice on September 28, 2006	October 04, 2006	Allotment of shares by Reliance Communications Limited in terms of the Scheme of Amalgamation and Arrangement, as sanctioned by the High Court of Gujarat at Ahmedabad vide order dated 18th July 2006 and the High Court of Judicature at Bombay vide order dated 21st July 2006
Bhavan Mercantile Private Limited Reliance Energy Centre, Santa Cruz (East) Mumbai 400 055	17,90,66,259	26,51,55,403 (12.97%)	Receipt of Allotment Advice on September 28, 2006	October0 4, 2006	

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
7	8	9	10	11	12	13
59,52,89,152 (29.11%)	N.A	N.A	NA	NA	NA	NA
44,42,21,662 (21.73%)	N.A	N.A	NA	NA	NA	NA

Date: October 7, 2006
Place: Mumbai

For Reliance Communications Limited

Hasit Shukla
Company Secretary

Reliance Communications Limited *